

June 29, 2010

Mr. George J. Alburger, Jr.
Executive Vice President & Chief Financial Officer
Liberty Property Limited Partnership
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

      Re: Liberty Property Limited Partnership
             Form 10-KSB for the year ended December 31, 2009
             File No. 001-13132

Dear Mr. Alburger:

We have reviewed your response letter dated June 3, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>DEFINITIVE PROXY STATEMENT FILED APRIL 20, 2010</u>

<u>Committees of the Board of Trustees, page 9</u>

1.   We note your disclosure that your corporate governance and nominating committee considers diversity in identifying nominees. Please also tell us how the committee considers diversity in identifying nominees for director. See Item 407(c)(2)(vi) of Regulation S-K. Confirm that you will provide similar disclosure in future filings.

Compensation of Executive Officers, page 11

Determination of Competitive Compensation, page 12

2.   We note your disclosure that you typically seek to maintain your named executive
        officers' salaries at or below the median salaries for comparable executives and
        that for 2009, "in general," your named executive officers' salaries and total direct
        compensation were within 20% of the median peer data. Please tell us if any of
        your named executive officer's salary or direct compensation did not fall within
        20% of the median peer data and clearly identify where such officer's
        compensation fell. Confirm that you will provide similar disclosure in future
        filings.

Summary Compensation Table, page 23

3.   Refer to footnote (1) to your Summary Compensation Table. With respect to your
        disclosure of the valuation of share awards and option awards, please explain to
        us if such valuation is in accordance with FASB ASC Topic 718. Refer to Item
        402(c)(2)(v) of Regulation S-K. Please note that this comment also applies to
        your Grants of Plan Based Awards Table on page 25.

        As appropriate, please respond to these comments within ten business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at (202) 551-3391 or Sonia Barros, Special Counsel at (202) 551-3655 with any other questions.

Sincerely,

Kevin Woody
Branch Chief